Andrew Gierczak · 3rd

Beer

Milwaukee, Wisconsin, United States · Contact info

127 connections

MobCraft Beer LLC

Experience

Head of Brewery Operations

MobCraft Beer LLC

Nov 2013 – Present · 7 yrs 11 mos

Ingredient handling and ordering, brewing beer, packaging beer, monitoring fermentations.